UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
May 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ/MF no. 60.643.228/0001-21
NIRE 35.300.022.807
(a publicly held company)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING
HELD ON MAY 6, 2011

Date, time and place:  Held May 6, 2011, at 10:00 a.m., by teleconference centralized at the Company’s headquarters at Alameda Santos, n.º 1.357, 6th floor, in the City and State of São Paulo.

Call notice:  The call notice was waived since all of the Board members attended the meeting.

Attendance:  All members of the Company’s Board were present: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat and Wang Wei Chang.

Presiding:	José Luciano Duarte Penido – Chair.
Claudia Rockenbach Leal – Secretary.

Agenda:  (i) Analyze the proposed draft of the Debt and Liquidity Management Policy; (ii) Analyze the revised Cash Management Policy, (iii) Analyze the proposed Internal Rules of the Finance Committee; and (iv) Approve the sale of a Company’s real estate property.

Resolutions:  After discussion and analysis of the matters included on the agenda, the Directors unanimously decided, without reservation or qualification, as follows, wherein agenda items (i)-(iii) were duly addressed to this Board by the Company’s Finance Committee:

(i) Approve the Company’s Debt and Liquidity Management Policy, which establishes financial discipline in relation to the Company’s leverage, in order to maintain the ideal level of leverage of Net Debt/EBITDA of between 2x – 2.5x, up to a maximum of 3.5x even at the height of an expansionary period.  The minimum cash liquidity should handle the cash conversion cycle for operations and debt service for the next 12 months. (Annex I);

(ii) Approve the redaction of the revised Cash Management Policy, but excluding the minimum liquidity item, since this item is addressed in the new Debt and Liquidity Management Policy (Annex II);

(iii) Approve the new version of the Internal Rules of the Finance Committee, contemplating the amendments and suggestions proposed by the Finance Committee (Annex III); and

(iv) Approve, pursuant to clause 2.1 of the Public Deed of a Promise for the Purchase and Sale of a Rural Property, executed October 6, 2009, the sale of its property, duly registered with the Registro Geral de Imóveis da Comarca de Aracruz, Espírito Santo, under deed (matrícula) no. 13.182, Livro 2, to Imetame Metalmecânica Ltda. for the total price of R$7,350,000.00 (seven million, three hundred and fifty thousand reais).

Closing:  There being nothing more to address, the meeting was closed to draft these minutes, which were read, found accurate, approved and signed by all present.  Attendance: José Luciano Duarte Penido – Chairman of the Board and Meeting Chair; Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat; Wang Wei Chang; and Claudia Rockenbach Leal – Secretary.

I certify that this copy is true to the original as filed at the Company.

São Paulo, May 6, 2011.

Presiding:

José Luciano Duarte Penido Chair	Claudia Elisete Rockenbach Leal Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: May 9, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO